SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                    TXU Corp.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    873168108
                                 (CUSIP Number)

                                UXT Holdings LLC
                              UXT Intermediary LLC
               c/o Credit Suisse First Boston Private Equity Inc.
                              Eleven Madison Avenue
                                  NY, NY 10010
                                 (212) 325-2000
                              Attn: Ivy Dodes, Esq.

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2004
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)

This filing amends and supplements the Statement on Schedule 13-D filed on April 9, 2003 by UXT Holdings and UXT Intermediary with respect to their beneficial ownership of common stock, no par value, issuable by TXU Corp. (the "Company") upon exchange of its Class B Preferred Membership Interests of its indirect wholly-owned subsidiary, TXU Energy. Capitalized terms used but not defined in this amendment shall have the meaning set forth in the Schedule 13-D.

Item 3.  Source and Amount of Funds

Not applicable.

Item 4.  Purpose of the Transaction

On April 16, 2004, UXT Holdings and UXT Intermediary sent a letter (the "Offer Letter") to the Company offering to sell to the Company their respective Class B Preferred Membership Interests at a price of $1,228,646,317.48 plus accrued and unpaid dividends thereon from and including April 1, 2004 through but excluding the closing date of such sale. The Offer Letter provides that neither UXT Holdings nor UXT Intermediary will withdraw such offer prior to 5:00 p.m. (New York City time) on April 26, 2004 (the "Expiration Time"). In the event the Company does not accept the offer by executing and delivering a definitive agreement to purchase UXT Holdings' and UXT Intermediary's respective Class B Preferred Membership Interests prior to the Expiration Time, the offer will automatically terminate immediately after the Expiration Time.

Item 5.  Interest in Securities of the Issuer.

(a)-(c) In addition to the securities owned by the UXT Entities, as of April 19, 2004, the CSFB business unit beneficially owned an aggregate of 309,763 shares of Common Stock of the Company representing less than one-tenth of 1% of the total outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On April 16, 2004, UXT Holdings and UXT Intermediary sent the Offer Letter to the Company offering to sell to the Company their respective Class B Preferred Membership Interests at a price of $1,228,646,317.48 plus accrued and unpaid dividends thereon from and including April 1, 2004 through but excluding the closing date of such sale. The Offer Letter provides that neither UXT Holdings nor UXT Intermediary will withdraw such offer prior to the Expiration Time. In the event the Company does not accept the offer by executing and delivering a definitive agreement to purchase UXT Holdings' and UXT Intermediary's respective Class B Preferred Membership Interests prior to the Expiration Time, the offer will automatically terminate immediately after the Expiration Time.

The form of purchase agreement UXT Holdings and UXT Intermediary contemplate the Company executing and delivering in connection with the sale of their Class B Preferred

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

Membership Interests to the Company provides that if the Company or any of its affiliates, prior to 90 days after April 16, 2004, acquires or enters into an agreement or arrangement to acquire any Class B Preferred Membership Interest from any other holder for an effective purchase price greater than the purchase price paid to UXT Holdings and UXT Intermediary by the Company, then the Company will pay UXT Holdings and UXT Intermediary an aggregate amount equal to the difference between the effective price per dollar of liquidation value of Class B Membership Interests paid in such subsequent transaction and the purchase price per dollar of liquidation value of Class B Preferred Membership Interest paid to UXT Holdings and UXT Intermediary, multiplied by the aggregate amount of liquidation value of Class B Membership Interests sold by UXT Holdings and UXT Intermediary to the Company.

This description of the Offer Letter is qualified in its entirety by reference to the Offer Letter, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is amended to include the following exhibits:

1. Offer Letter, dated April 16, 2004, from UXT Holdings and UXT Intermediary to the Company.

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


                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 20, 2004

                                            UXT HOLDINGS, LLC

                                            By: UXT Holdco 2, LLC
                                                  its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                  its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT INTERMEDIARY, LLC

                                            By: UXT AIV, L.P.
                                                  its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                  its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT AIV, LP

                                            By:  DLJ Merchant Banking III, Inc.
                                                  its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


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

                                            UXT HOLDCO 2, LLC

                                            By: DLJ Merchant Banking III, Inc.
                                                  its managing member

                                            By: /s/ Michael S. Isikow
                                                --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            CREDIT SUISSE FIRST BOSTON, on
                                            behalf of the Credit Suisse First
                                            Boston business unit


                                            By: /s/ Ivy Dodes
                                                --------------------------------
                                                Name:  Ivy Dodes
                                                Title: Managing Director


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